	Chubb Limited Bärengasse 32 CH-8001 Zurich Switzerland	chubb.com @Chubb

May 10, 2019

Jim B. Rosenberg

Senior Assistant Chief Accountant

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

USA

Re:  Chubb Limited

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed February 28, 2019

Form 8-K dated February 5, 2019

Filed February 5, 2019

File No. 001-11778

Dear Mr. Rosenberg,

Thank you for your letter dated April 29, 2019, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Form 10-K for the fiscal year ended December 31, 2018 (the “Form 10-K”), and the Form 8-K filed on February 5, 2019 (the “Form 8-K”), of Chubb Limited (the “Company”, “we” or “our”).

We have considered the Staff’s comments on the Form 10-K and the Form 8-K carefully. Our written responses are set forth below. To facilitate the Staff’s review, the responses set forth below correspond to the paragraphs of your letter (set forth in bold type).

Form 10-K for the year ended December 31, 2018

Notes to Consolidated Financial Statements

6. Unpaid losses and loss expenses

c) Loss Development Tables, page F-47

1.  Please represent to us that in future filings you will include “reported claims” as a column within the “Net Incurred Loss and Allocated Loss Adjustment Expenses” tables rather than within the “Net Cumulative Paid Loss and Allocated Loss Adjustment Expenses” tables. Refer to ASC 944-40-50-4D and ASC 944-40-55-9E.

We confirm and represent to you that, beginning with the Company’s Form 10-K for the fiscal year ended December 31, 2019, we will revise our disclosure to address the Staff’s comment and include “Reported Claims” as a column within the “Net Incurred Loss and Allocated Loss Adjustment Expenses” tables rather than within the “Net Cumulative Paid Loss and Allocated Loss Adjustment Expenses” tables.

Form 8-K dated February 5, 2019

Exhibit 99.2

Regulation G—Non-GAAP Financial Measures

Core Operating Income measures, page 33

2.

We refer to your non-GAAP measure “Core operating income excluding catastrophe losses” and as further adjusted to exclude prior period development as well as your rationale discussed on page 31 for presenting these non-GAAP measures. While we note that you generally define loss events as catastrophic if they cause damage of $25 million or more and affect a certain number of insureds (consistent with the definition of the Property Claims Service), it appears that the nature of these losses are integral to your operating results. Please tell us how you considered Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations. Further, by excluding prior year development expenses recognized in the current period, it appears that you may be substituting individually tailored recognition and measurement methods for those of GAAP. Please tell us how you considered Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

We acknowledge and considered Questions 100.01 and 100.04 of the Non-GAAP Compliance and Disclosure Interpretations, as well as Regulation G Rule 100 (specifically, subsection (b)) to which such Questions relate. For the reasons discussed in this response, we respectfully assert that our use of “Core operating income excluding catastrophe losses,” including as further adjusted to exclude prior period development, do not create misleading disclosure as contemplated and prohibited by Rule 100(b). Rather, these core operating income measures provide greater clarity around the results of our insurance operations as a whole for the period(s) presented by excluding distortions created by the unpredictability and volatility of both catastrophe losses and prior period development. Chubb management utilizes these metrics to evaluate our performance and believes providing them to the investor community enhances transparency in understanding how we manage our business.

Chubb is the world’s largest publicly traded property and casualty insurance company by market capitalization, and the diversity, balance and breadth of products and services we offer make our business (and financial results) highly complex. We have one of the largest product portfolios in the industry. Catastrophe losses, while important to Chubb’s results, only relate to a portion of our business – commercial and personal property and reinsurance. We also offer, among other things, a wide variety of casualty, surety and financial lines products, accident and supplemental health insurance, and life insurance.

Catastrophe losses in a given period can obscure the underlying performance of these other very important businesses for which the primary exposure is not natural catastrophe losses. Large catastrophes are typically known, public events, whereas factors that influence our non-catastrophe-affected businesses are often less obvious. Catastrophes are also unpredictable and in accordance with actuarial and accounting rules cannot be reserved for in advance of an occurrence. For all these reasons, disclosure of core operating income without catastrophes helps a reader more easily identify trends and assess the underlying performance of these businesses.

Similarly, prior period development relates to business from different periods and is by its nature unpredictable and subject to significant volatility. Our management assesses our current underwriting performance exclusive of unexpected loss developments on historical reserves, which can be either income or expense. Analysts and others who follow the insurance industry are also interested in “current accident year” results and ratios to understand current business and trends. Providing a core operating income metric that excludes prior period development facilitates this review of current accident year.

Core operating income excluding catastrophe losses, and as further adjusted for prior period development, are not intended to supplant net income or core operating income or their significance in evaluating our results on an absolute basis and relative to our competitors; it is merely to supplement readers with easy-to-understand metrics to better assess Chubb, in line with how our management evaluates our business. We believe these additional metrics (i) enable us to be more transparent with respect to key businesses over discrete reporting periods; (ii) augment disclosure in a way that does not mislead the reader; and (iii) does not (alone or taken together with the entirety of disclosures) constitute an untrue statement of a material fact or omit to state a material fact necessary in order to make the presentation not misleading.

3.

We refer to your non-GAAP measure “Core operating income with expected level of catastrophe losses” which excludes catastrophe losses above or below management’s view of typical catastrophe losses for that period. The adjustment is intended to present a performance measure with normalized catastrophe activity. By excluding a portion of the losses incurred, it appears that you have substituted individually tailored recognition and measurement methods for those of GAAP. Please tell us how you considered Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

We acknowledge and considered Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations, as well as Regulation G Rule 100 (specifically, subsection (b)) to which such Question relates. For the reasons discussed in this response, we believe our use of “Core operating income with expected level of catastrophe losses” does not create misleading disclosure as contemplated in Question 100.04 and prohibited by Rule 100(b). Rather, the disclosure presents information of interest to the investor community.

As stated above, catastrophes cannot be reserved for in advance of an occurrence. The investor community often seeks to understand how insurance companies incorporate catastrophe risk and potential losses into their product pricing and into their financial plans. We believe our disclosure of core operating income with an expected level of catastrophe losses helps investors make estimates and form opinions with respect to business and profitability for future periods. We have been informed by the investor community there is value in this disclosure for that reason.

As compared to core operating income excluding catastrophe losses (described in response #2 above) which removes all catastrophe losses, this metric retains an expected level of catastrophe losses in the calculation. We believe presenting our expected level of catastrophes in an easily understandable and distinguishable non-GAAP metric is useful and valuable to investors to understand what our results would be if losses were consistent with what we considered in pricing our products and formulating our business plans.

The use of the core operating income with an expected level of catastrophes metric is not intended to be an individually tailored measurement of a financial statement line item to improve GAAP income disclosure. Rather, it is a means to provide as clearly as possible information that we firmly believe is desired by and valuable to the investor community.

* * * * *

We would like to express our appreciation for your thoughtful comments and are available to discuss any of our responses with you at your earliest convenience. Please do not hesitate to contact the undersigned at (441) 295-5200.

Sincerely,

/s/ Philip V. Bancroft

Philip V. Bancroft

Chief Financial Officer

cc:    Christine A. Torney – Division of Corporation Finance, Office of Healthcare & Insurance

3